June 29, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Ms. Heather Percival

Mr. Russell Mancuso

Re:	InspireMD, Inc.

Amendment No.5 to Registration Statement on Form S-1

Filed June 24, 2016

File No. 333-210760

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company” or “InspireMD”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 27, 2016 (“Comment Letter”), to James Barry, Ph.D., Chief Executive Officer of the Company, relating to the above referenced Amendment No.5 to Registration Statement on Form S-1 (the “Registration Statement”). In connection with this response to Comment Letter, the Company is contemporaneously filing via EDGAR a subsequent amendment to the Registration Statement (“Amendment No.6”), responding to the Staff’s comments in Comment Letter and updating the Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Amendment No.6. References herein to page numbers are to page numbers in Amendment No.6.

The following are the Company’s responses to Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in Comment Letter. For your convenience, each of the Staff’s comments contained in Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No.6 which is marked to show changes from the relevant portions of the Registration Statement.

Prospectus

1.	We note your response to prior comment 1. If there is a material disparity between the price at which you are offering the common stock upon exercise of the warrants and the market price of your common stock, please describe in your prospectus the various factors considered in determining the offering price. Also disclose in your prospectus information based on a bona fide estimate of the exercise price. See Regulation S-K Item 505 and Section II.A.7 of Release 33-6714 (May 27, 1987).

Response:

The Company has revised the Registration Statement to describe the various factors considered in determining the offering price of the common stock upon exercise of the warrants on page 90 and to disclose information based on a bona fide estimate of the exercise price in the prospectus.

U.S. Securities and Exchange Commission

June 29, 2016

Exhibit 5.1

2.	Refer to the last clause of the penultimate paragraph of this exhibit. Please file an opinion that addresses whether the relevant securities will, when sold, be legally issued.

Response:

The Company has filed a new exhibit 5.1 with Amendment No.6 to address the comment above.

* * * * *

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

Rick A. Werner, Esq.